SECURITIES AND EXCHANGE COMMISSION
		     Washington, D.C. 20549


			   Form 6-K


    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
       OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934


                   For the month of March, 2006
                      Durango Corporation
          (f/k/a Grupo Industrial Durango, S.A. de C.V.)
- -------------------------------------------------------------------
         (Translation of registrant's name into English)


Torre Corporativa Durango, Potasio 150, Cuidad Industrial,
                  Durango, Durango, Mexico
- -------------------------------------------------------------------
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [x] Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act
of 1934.  Yes    No [x]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.

CORPORACION DURANGO, S.A. DE C.V.
INDIVIDUAL BALANCE SHEETS
AS OF DECEMBER 31, 2004 AND DECEMBER 31, 2005 (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF DECEMBER 31, 2005
(Stated in thousands of Pesos and Dollars)
                                                                              US$ DLLS.
                                                      December 31, Dec 31,     Dec 31,
                                                         2004        2005        2005

     ASSETS
CURRENT ASSETS:
  Cash and cash equivalents ........................$      7,216$    291,269      27,389
  Accounts receivable, net .........................       8,968          49           5
  Due from related parties .........................      35,685      90,380       8,499
  Taxes recoverable and other assets ...............      78,928      42,853       4,030
  Inventories, net .................................       4,293         265          25
            Total current assets ...................     135,090     424,816      39,947
LONG-TERM RELATED PARTIES ..........................   9,148,107   8,694,783     817,609
PROPERTY, PLANT AND EQUIPMENT, net .................     417,798           0           0
INVESTMENT IN SUBSIDIARIES .........................   3,875,764   3,395,555     319,299
OTHER ASSETS, net ..................................     337,505      30,941       2,910
            Total  assets ..........................$ 13,914,264$ 12,546,095   1,179,765

     LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Bank loans and current portion of long-term debt .     110,427     148,201      13,936
  Interest payable .................................           0         232          22
  Trade accounts payable ...........................       7,620         870          82
  Accrued liabilities ..............................     196,766     206,835      19,450
            Total  current liabilities .............     314,813     356,138      33,489
LONG-TERM DEBT .....................................   6,268,365   5,637,895     530,156
LONG-TERM RELATED PARTIES ..........................   2,483,038   1,836,362     172,681
LIABILITY FOR CAPITALIZATION........................   3,264,164           0           0
            Total long term liabilities ............  12,015,567   7,474,257     702,838
            Total  liabilities .....................  12,330,380   7,830,395     736,327
STOCKHOLDERS' EQUITY:
            Total stockholders' equity .............   1,583,884   4,715,700     443,438
            Total liabilities and stockholders' equi$ 13,914,264$ 12,546,095   1,179,765

               Exchange rate: $ 10.6344

CORPORACION DURANGO, S.A. DE C.V.
INDIVIDUAL STATEMENT OF CHANGES IN FINANCIAL POSITION (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF DECEMBER 31, 2005
(Stated in thousands of Pesos and Dollars)
                                                                                              *
                                                                  Full Year   Acum. Dec   Acum. Dec
                                                                     2004        2005      US$ 2005

OPERATING ACTIVITIES:
Net income (loss) ..............................................$     64,092$     52,830       4,968
    Add (deduct)- Charges (credits) to income which do
       not require (generate) resources:
       Depreciation and amortization ...........................      13,757       9,208         866
       Amortization of debt issuance cost and other
           financing costs .....................................     333,510           0           0
       Loss in subsidiaries ....................................     847,934   1,058,168      99,504
       Deferred income taxes ...................................    -431,128     361,840      34,025
       Other....................................................           0           0           0
       Total items which do not require cash....................     764,073   1,429,216     134,396
  Net resources generated from income ..........................     828,165   1,482,046     139,363
    Changes in operating assets and liabilities:
    Decrease (Increase) in inventories .........................      -4,293       4,028         379
    Decrease (Increase) in current assets ......................     -78,928      36,075       3,392
    Decrease (increase) in account receivables, net ............      71,219     -45,776      -4,305
    (Decrease) increase in accounts payable and
      accrued liabilities ......................................      47,031       3,551         334
  Resources generated by operating activities ..................     863,194   1,479,924     139,164
FINANCING ACTIVITIES:
       Increase (Decrease) in bank loans and others ............    -856,472  -4,094,366    -385,011
       Increase (Decrease) in capital ..........................          49     287,819      27,065
       Gain on shares acquisition ..............................           0   2,943,981     276,836
  Net resources generated from financing activities ............    -856,423    -862,566     -81,111
INVESTMENT ACTIVITIES:
       Acquisition of property, plant and equipment.............           0        -618         -58
       Investment in subsidiaries ..............................           0    -332,687     -31,284
       Increase in deferred assets .............................           0           0           0
  Net resources applied to investing activities ................           0    -333,305     -31,342
INCREASE IN CASH AND CASH EQUIVALENTS ..........................       6,771     284,053      26,711
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD............         445       7,216         679
CASH & CASH EQUIVALENTS AT END OF THE PERIOD ...................$      7,216$    291,269US    27,389


* The exchange rate of 10.6344 was used for translation purposes.

CORPORACION DURANGO, S.A. DE C.V.
INDIVIDUAL STATEMENTS OF INCOME (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF DECEMBER 31, 2005

                                           Thousands of Pesos                 Thousands of Dollars
                                              4Q          4Q                      4Q          4Q
                                             2004        2005        Var         2004        2005        Var

Gain (Loss) in subsidiaries .............$  -283,777$    -74,120        -74%     -24,613      -6,970        -72%

Selling and Administrative expenses .....      1,427       1,221        -14%         124         115         -7%
     Operating income ...................   -285,204     -75,341        -74%     -24,737      -7,085        -71%
FINANCIAL EXPENSE:
Interest expense ........................     64,073     149,890        134%       5,562      14,095        153%
Interest income .........................   -333,023    -294,568        -12%     -28,906     -27,700         -4%
Exchange (gain) loss, net ...............   -170,075      -5,794        -97%     -14,762        -545        -96%
Gain on monetary position ...............   -115,555      -1,146        -99%     -10,030        -108        -99%
  Total financial expense ...............   -554,580    -151,618        -73%     -48,136     -14,258        -70%
OTHER INCOME (EXPENSES):
Other income (expense), net .............    185,066      -6,418     N/A          16,064        -604     N/A
  Total other income (expense) ..........    185,066      -6,418     N/A          16,064        -604     N/A
  Income (loss) before income and asset t    454,442      69,859        -85%      39,463       6,569        -83%
Provisions for income and asset taxes ...    -79,293           0       -100%      -6,883           0       -100%
Provision for deferred income taxes .....   -338,778      94,420     N/A         -29,406       8,879     N/A
Net income ..............................$   872,513$    -24,561     N/A          75,752      -2,310     N/A

CORPORACION DURANGO, S.A. DE C.V.
INDIVIDUAL STATEMENTS OF INCOME (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF DECEMBER 31, 2005

                                           Thousands of Pesos                 Thousands of Dollars
                                              Ac          Ac                      Ac          Ac
                                             2004        2005        Var         2004        2005        Var

Gain (Loss) in subsidiaries .............$  -847,933$ -1,058,168         25%     -71,975     -92,418         28%

Selling and Administrative expenses .....      8,057       7,289        -10%         672         662         -1%
     Operating income ...................   -855,990  -1,065,457         24%     -72,647     -93,080         28%
FINANCIAL EXPENSE:
Interest expense ........................  1,253,879     590,156        -53%     103,908      53,678        -48%
Interest income .........................  -1,270,835 -2,119,735         67%    -106,475    -189,062         78%
Exchange (gain) loss, net ...............    -54,480     -28,598        -48%      -5,719      -2,604        -54%
Gain on monetary position ...............   -283,636      -4,922        -98%     -24,127        -340        -99%
  Total financial expense ...............   -355,072  -1,563,099        340%     -32,413    -138,328        327%
OTHER INCOME (EXPENSES):
Other income (expense), net .............    133,882     -82,972     N/A          11,794      -7,284     N/A
  Total other income (expense) ..........    133,882     -82,972     N/A          11,794      -7,284     N/A
  Income (loss) before income and asset t   -367,036     414,670     N/A         -28,440      37,964     N/A
Provisions for income and asset taxes ...          0           0   	        0           0           0           0
Provision for deferred income taxes .....   -431,128     361,840     N/A         -37,360      32,967     N/A
Net income ..............................$    64,092$     52,830        -18%       8,920       4,997        -44%



CORPORACION DURANGO, S.A. DE C.V.
COMPLEMENTARY NOTES TO THE FINANCIAL INFORMATION



ON JULY 15, 2005, CORPORACION DURANGO, THROUGH ITS SUBSIDIARY, PONDEROSA INDUSTRIAL
DE MEXICO, S.A. DE C.V., SOLD THE ASSETS OF ITS CHIHUAHUA PARTICLEBOARD MILL. WITH
THIS TRANSACTION CORPORACION DURANGO ENDS ITS DIVESTING PROGRAM OF NON-STRATEGIC
ASSETS. THIS LETS THE COMPANY TO REINVEST ON ITS PAPER PRODUCTION OPERATION.


SUMMARY OF SIGNIFICANT ACCOUNTING AND FINANCIAL POLICIES:

FOLLOWING IS A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES FOLLOWED BY THE COMPANY IN
THE PREPARATION OF THE UNCONSOLIDATED FINANCIAL STATEMENTS.

1.1	BASIS OF PRESENTATION:
THE UNCONSOLIDATED FINANCIAL STATEMENTS HAVE BEEN PREPARED IN ACCORDANCE WITH
GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN MEXICO ("MEXICAN GAAP") ISSUED BY THE
MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS ("MIPA").

1.2 BASIS FOR COMPARISSON EFFECTS IN THE FINANCIAL STATEMENTS:
THE UNCONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY HAVE BEEN PREPARED IN
ACCORDANCE WITH BULLETIN B-10 AND ITS AMMENDMENTS "RECOGNITION OF THE EFFECTS OF
INFLATION ON FINANCIAL INFORMATION", ISSUED BY THE MEXICAN INSTITUTE OF PUBLIC
ACCOUNTANTS ("MIPA'), WHICH PROVIDES GUIDANCE FOR THE RECOGNITION OF THE EFFECTS OF
INFLATION.

1.3 FINANCIAL INSTRUMENTS:
THESE INVESTMENTS ARE REALIZABLE WITHIN THREE MONTHS AND ARE VALUED AT FAIR VALUE
(WHICH IS SIMILAR TO MARKET VALUE) WITH PRINCIPAL AND LOSSES RECORDED IN THE
STATEMENTS OF OPERATIONS. FAIR VALUE IS THE AMOUNT FOR WICH A FINANCIAL ASSET CAN BE
EXCHANGED OR A FINANCIAL LIABILITY CAN BE PAID IN AN ARMS'-LENGTH TRANSACTION
BETWEEN INTERESTED AND WILLING PARTIES.

1.4 RIGHTS AND LIABILITIES VALUATION IN FOREIGN CURRENCY:
ASSETS AND LIABILITIES IN FOREIGN CURRENCY, MAINLY IN AMERICAN DOLLARS, ARE
EXPRESSED IN MEXICAN PESOS AT THE EXCHANGE RATE OF THE CLOSING DATE OF THE PERIOD.
EXCHANGE RATE AS OF DECEMBER 31st.,2005 WAS $10.6344.



STOCK INVESTMENT:

THE INVESTMENT IN SUBSIDIARIES' STOCK IS PRESENTED VALUED UNDER THE EQUITY METHOD,
TO FULFILL THE LEGAL DISPOSITIONS REQUIRING THE PRESENTATION OF "CODUSA'S" FINANCIAL
STATEMENTS AS A LEGAL ENTITY. MOST SIGNIFICANT SUBSIDIARIES ARE AS FOLLOWS:

    GROUP (OR COMPANY)             PARTICIPATION           ACTIVITY
COMPANIA PAPELERA DE ATENQUIQUE,        93%            MANUFACTURING OF PAPER AND
S.A. DE C.V.                                           CORRUGATED BOXES
EMPAQUES DE CARTON TITAN,              100%            MANUFACTURING OF CORRUGATED
S.A. DE C.V.                                           PAPER PACKAGING & MULTI-WALL
                                                       BAGS AND SACKS
GRUPO PIPSAMEX, S.A. DE C.V.           100%            MANUFACTURING OF NEWSPRINT
                                                       AND BOND PAPER
DURANGO INTERNATIONAL, INC.            100%            MANUFACTURING OF PAPER FOR
                                                       CORRUGATED BOXES & CONTAINERS
                                                       AND CORRUGATED CARDBOARD
                                                       PACKAGES
PORTEADORES DE DURANGO, S.A. DE        100%            HAULING FREIGHT
C.V.
PONDEROSA INDUSTRIAL DE MEXICO,                        MANUFACTURING OF PLYWOOD AND
S.A. DE C.V.                           100%            PARTICLEBOARD
DURANGO INTERNACIONAL, S.A.            100%            MANUFACTURING OF CORRUGATED
DE C.V.                                                PAPER PACKAGING



STOCKHOLDERS EQUITY:

CAPITAL STOCK, STOCK SALE PREMIUM, STATUTORY LEGAL RESERVE AND RETAINED EARNINGS,
INCLUDE THE RESTATED EFFECT, ACCORDING WITH THE NATIONAL CONSUMER PRICE INDEX (NCPI)
FROM THE DATE THE CAPITAL WAS CONTRIBUTED AND FROM THE YEAR THE RESULTS AND PREMIUMS
WERE DETERMINED RESPECTIVELY. THE RESTATED AMOUNTS REPRESENT THE REQUIRED AMOUNT TO
MAINTAIN THE CONTRIBUTIONS AND ACCUMULATED RESULTS IN CONSTANT PESOS AS OF SEPTEMBER
30st,2005.
FIXED AND VARIABLE EQUITY COMPONENTS:

                          AMOUNT           NUMBER OF SHARES
FIXED PORTION             982,074           65,419,089
VARIABLE PORTION          678,873           45,222,022
                         --------          -----------
                        1,660,947          110,641,111


DEFERRED TAXES:

AS OF JANUARY 1st.,2000, WITH THE ISSUANCE OF BULLETIN D-4 ("DEFERRED TAXES" THE
COMPANY RECOGNIZED TO THAT DATE (JANUARY 1st.,2000) THE INITIAL EFFECT OF DEFERRED
TAXES DERIVED FROM TEMPORARY DIFFERENCES AS A GAIN OR A LOSS,IN SUBSECUENT PERIODS
THE COMPANY IS IN COMPLIANCE WITH THE BULLETIN.
IN ORDER TO RECOGNIZE THE DEFERRED INCOME TAX, THE HOLDING COMPANY AND ITS
SUBSIDIARIES USE THE INTEGRAL ASSETS AND LIABILITIES METHOD, WHICH CALCULATES SUCH
TAX, USING THE APPLICABLE STATUTORY TAX RATE TO THE TEMPORARY DIFFERENCES BETWEEN
BOOK  AND TAX VALUES OF THE ASSETS AND LIABILITIES AS OF THE END OF THE PERIOD.



INTERNAL CONTROL:

THE COMPANY HAS STARTED IMPLEMENTATION OF THE SARBANES OXLEY ACT WITH ADVISE FROM
EXPERT ADVISORS.





SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. CORPORACION DURANGO, S.A. DE C.V.



Date:  March 1, 2006		By /s/ Mayela Rincon de Velasco
					--------------------------------
       					Name:  Mayela Rincon de Velasco
   					Title: Chief Financial Officer